Exhibit 99.1

Uranium Royalty Corp. Completes Acquisition of Additional Royalty

on the Churchrock Uranium Project, New Mexico, USA

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, August 1, 2024 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce the completion of its previously announced acquisition of an additional royalty on a portion of the Churchrock uranium project (“Churchrock Project”) owned indirectly by Laramide Resources Ltd. (“Laramide”) in New Mexico, USA. The Churchrock Project is an advanced stage, in-situ recovery uranium project located in the Grants Mineral Belt of New Mexico, USA, 12 miles northeast of Gallup, New Mexico. Laramide has disclosed that the Churchrock Project and nearby properties represent one of the largest and highest-grade undeveloped ISR uranium projects in the United States.

The royalty is structured as a Gross Overriding Royalty of 6% “Mine Price”, which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale. The royalty covers the 10 patented mining claims in Section 8 property (640 acres) that comprise New Mexico Mineral Survey 2220 on the Churchrock Project.

Cash consideration of US$3.5 million was paid by the Company to the vendors at closing.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this news release. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is registered as a professional geoscientist in Saskatchewan.

Unless otherwise indicated, the scientific and technical information herein regarding the Churchrock Project has been derived from the public disclosures of Laramide, copies of which are available under its profile on SEDAR+ at www.sedarplus.ca.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information” and “forward looking statements”, as defined under applicable securities laws, including those regarding the disclosed expectations of the operator of the Project regarding the Project. Forward-looking information includes statements that address or discuss activities, events, or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, any inability to satisfy the conditions to the transaction announced herein, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.